UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Astra Space, Inc.

Full Name of Registrant

Former Name, if Applicable

1900 Skyhawk Street

Address of Principal Executive Office (Street and Number)

Alameda, California 94501

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by the Registrant, including in its current reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2023, November 6, 2023, November 8, 2023 and November 9, 2023, the Registrant recently closed a financing consisting of senior secured bridge notes and warrants and has also been engaged in continuing discussions concerning a potential issuance of senior secured convertible notes and the review of a non-binding proposal from the Registrant’s founders, Chris Kemp and Adam London, offering to acquire all of the outstanding common stock of the Registrant not currently owned by Mr. Kemp and Dr. London (collectively, the “Recent Transactions and Ongoing Review”), which may ultimately result in the Registrant pursuing one or more significant transactions or other strategic alternatives. The preparation of the Form 10-Q, together with the processes involved in the Recent Transactions and Ongoing Review, required significant resources from the Registrant’s financial, accounting and administrative personnel. As a result, the Registrant is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense.

The Registrant is working diligently to complete its financial statements and related disclosures and in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant anticipates that it will file its Form 10-Q for its third quarter ended September 30, 2023 no later than the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Axel Martinez	866	278-7217
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all or other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Astra Space, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 15, 2023	By:	/s/ Axel Martinez
Axel Martinez
Chief Financial Officer